TANGER FACTORY OUTLETS CENTERS, INC.
TANGER PROPERTIES LIMITED PARTNERSHIP
3200 NORTHLINE AVENUE, SUITE 360
GREENSBORO, NC 27408

May 3, 2013

Mr. Jonathan Wiggins
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tanger Factory Outlet Centers, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 27, 2013
File No. 001-11986

Tanger Properties Limited Partnership
Form 10-K for the Year Ended December 31, 2012
Filed February 27, 2013
File No. 333-03526-01

Dear Mr. Wiggins:
Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership (collectively, the “Company”) are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 12, 2013.
For your convenience, the Staff's comments are set forth below in bold, followed by the Company's response to each comment.
Form 10-K for the Year Ended December 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition…
Same Center Net Operating Income, page 55

1.
Please tell us, and disclose in future Exchange Act periodic filings, how you define stabilized properties and how you determine the stabilized properties pool. In addition, please provide disclosures regarding properties removed from the same center pool in the most recent year (e.g., quantity and reasons for removal) and clearly disclose any differences between the same center pool and the existing properties pool, as defined on page 32.

Response:

The Company has historically used the term “stabilized” to refer to new developments which have reached a certain initial occupancy rate. These properties will remain in the stabilized pool from that point forward even if occupancy declines below that rate in the future. The Company defines “same center” properties as outlet centers that are operational for the entire portion of both comparable periods being analyzed and which were not acquired, expanded, renovated or subject to a material, non-recurring event, such as a natural disaster, during the comparable periods. In future periodic filings, the Company will remove the term “stabilized” from our disclosure of the same center definition, to avoid confusion as that term in not necessary in defining the term “same center”.

As a general rule, the properties excluded from the same center pool on page 55 will consist of the same properties listed in the property rollforward for the comparative periods in the General Overview table on page 32, as they have been developed, redeveloped, acquired, sold, or expanded, all which affect their comparability. Additional properties may be excluded for the reasons described in our same center definition above. The properties excluded from the same center Net Operating Income (“NOI”) on page 55 are listed below and include the reason for the exclusion:

•	Hilton Head 1 - redeveloped and re-opened in March 2011

•	Jeffersonville - acquired in June 2011

•	Atlantic City - acquired in July 2011

•	Ocean City - acquired in July 2011

•	Hershey - acquired in September 2011

•	Locust Grove - expanded in second quarter 2012

Note that the Mebane, North Carolina and Commerce, Georgia outlet centers included in the General Overview table on page 32 are included in the calculation because the events that affected their comparability did not occur during the comparable periods presented in the table on page 55.

In future periodic filings, the Company will provide a footnote disclosure for the same center NOI table, which will list the properties excluded for the comparable periods, as well as the reason for the property's exclusion.

2.
We note that you do not present net operating income (NOI) for the year ended December 31, 2010. In future Exchange Act periodic filings, in your presentation of NOI, please include the periods covered in the consolidated statements of operations.

Response:

As discussed with the Staff, the Company considers property level net operating income on a same center basis to be a key performance measure, but the Company does not consider property level net operating income (NOI) on a consolidated basis to be a key performance measure and therefore believes it is not necessary to provide a three year presentation on that metric. Note consolidated net operating income for the Company is provided on the face of the consolidated statements of operations. The presentation of NOI in the table on page 55 is presented in order to reconcile to same center NOI.

Note 2. Summary of Significant Accounting Policies
Principles of Consolidation, page F-15

3.
We note that certain joint ventures that are considered variable interest entities are being accounted for using the equity method when it is determined that no single member has the power to direct the significant activities that affect the economic performance of the ventures. Please provide us with your analysis regarding members' power to direct the activities of the ventures, and tell us the rights that the other partners have that would preclude you from having the power to direct the activities of the VIE that most significantly impact the VIE's economic performance.

Response:

The joint ventures formed to develop and operate outlet centers in Glendale, Arizona (“Westgate”) and in Deer Park, New York (“Deer Park”) are considered to be variable interest entities (“VIEs”). In each of the ventures, the Company's other unrelated partners have significant participating rights that lead the Company to conclude that it lacks the power to direct the activities that significantly impact the economic performance of the joint ventures.

The Westgate joint venture, has two members, one controlled by the Company and one controlled by unrelated third parties. The Company's economic interest in the Westgate joint venture is approximately 58% and the Company serves as the venture's managing member.

The Deer Park joint venture has three members, including one controlled by the Company, who each have a one-third ownership interest in the joint venture, and in essence a one-third voting interest. The Company does not serve as the managing member of Deer Park.

The operating agreements of both joint ventures describe in detail the authority of the managing member and other members in carrying out the significant activities on behalf of the venture. While each managing member has authority to conduct certain aspects of the business on behalf of the respective ventures, the activities that most significantly impact the economic performance of the ventures require either unanimous consent or, for certain activities related to the Deer Park joint venture, majority consent. The Company believes the most significant of these activities include, but are not limited to, approval of annual capital and operating budgets, approval of the sale, dissolution, termination or liquidation of the joint venture, approval to incur, modify or refinance indebtedness, approval to enter into or amend certain leases, approval to sell assets of the joint venture, approval of certain expenditures over a certain dollar amount even if budgeted, admitting new members into the joint venture, acquiring real property, and filing voluntary petitions for protection under applicable bankruptcy or similar laws.

While the Company serves as the property manager for each of the joint ventures, the property management agreements require the Company to operate the joint venture within the guidelines established by the operating agreements and also require the Company to operate within the capital and operating budgets that have been approved unanimously by all members.

Since the Company cannot perform any of these aforementioned significant activities without the consent of another member, the Company has concluded that it does not have the power to direct the significant activities that affect the economic performance of the joint ventures.

The Company acknowledges that in connection with this response:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (336) 834-6834.

Best regards,

/s/ Frank C. Marchisello Jr.

Executive Vice President and Chief Financial Officer
Tanger Factory Outlet Centers, Inc.

Vice President and Treasurer
Tanger Properties Limited Partnership

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